Exhibit 99.1

Notification of Major Holdings Page 1 | 11 Hamburg 22419 Essener Bogen 7 529900F9KI6OYITO9B12 Evotec SE X Notification of Major Holdings or Correction of a notification of Major Holdings dated 1. Details of issuer (name, address) Name Legal Entity Identifier (LEI) Street, Street number Postal code City 2. Reason for notification (multiple reasons possible) X Acquisition/disposal of shares with voting rights Acquisition/disposal of instruments Change of breakdown of voting rights Other reason 3. Details of person subject to the notification obligation Natural person First name Surname Date of birth Legal entity Name including legal form (entity) City of registered office Country BlackRock, Inc. New York, New York United States of America (the) 4. Name(s) of shareholder(s) holding directly 3% or more voting rights, if different from 3. Name 5. Date on which threshold was crossed or reached 08/05/2023

BaFin Bundesanstalt für Finanzdienstleistungsaufsicht

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1. + 7.b.2.)	Total of both in % (7.a. + 7.b.)	Total number of voting rights pursuant to Sec. 41 WpHG
New	1,82 %	0,40 %	2,22 %	177.185.736
Previous notification (if applicable)	3,02 %	0,68 %	3,70 %	-

7. Details on total positions

a. Voting rights attached to shares (Sec. 33, 34 WpHG)

ISIN	Absolute		In %	
	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)
DE0005664809	0	3.213.893	0,00 %	1,81 %
US30050E1055	0	2.359	0,00 %	0,001 %

Total	3.216.252	1,82 %

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Expiration or maturity date	Excercise or conversion period	Voting rights absolute	Voting rights in %
Lent Securities (right to recall)	N/A	N/A	649.752	0,37 %

	Voting rights absolute	Voting rights in %
Total	649.752	0,37 %

Page 2 | 11

BaFin Bundesanstalt für Finanzdienstleistungsaufsicht

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Expiration or maturity date	Excercise or conversion period	Cash or physical settlement	Voting rights absolute	Voting rights in %
Contract for Difference	N/A	N/A	Cash	62.079	0,04 %

	Voting rights absolute	Voting rights in %
Total	62.079	0,04 %

8. Information in relation to the person subject of the notification obligation (please tick the applicable box)

☐ Person subject to the notification obligation (3.) is not controlled nor does it control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer (1.).

X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:

Name	% of voting rights (if at least held 3% or more)	% of voting rights through instruments (if at least held 5% or more)	Total of both (if at least held 5% or more)
BlackRock, Inc.			
Trident Merger LLC			
BlackRock Investment Management, LLC			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
-			
BlackRock, Inc.			
Trident Merger LLC			
BlackRock Investment Management, LLC			
Amethyst Intermediate LLC			
Aperio Holdings LLC			
Aperio Group, LLC			

Page 3 | 11

BaFin Bundesanstalt für Finanzdienstleistungsaufsicht

-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock Holdco 4, LLC			
BlackRock Holdco 6, LLC			
BlackRock Delaware Holdings Inc.			
BlackRock Fund Advisors			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock Holdco 4, LLC			
BlackRock Holdco 6, LLC			
BlackRock Delaware Holdings Inc.			
BlackRock Institutional Trust Company, National Association			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Australia Holdco Pty. Ltd.			
BlackRock Investment Management (Australia) Limited			
-			
BlackRock, Inc.			

Page 4 | 11

BaFin Bundesanstalt für Finanzdienstleistungsaufsicht

BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock Holdco 4, LLC			
BlackRock Holdco 6, LLC			
BlackRock Delaware Holdings Inc.			
BlackRock Institutional Trust Company, National Association			
SAE Liquidity Fund (GenPar), LLC			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Canada Holdings LP			
BlackRock Canada Holdings ULC			
BlackRock Asset Management Canada Limited			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock (Singapore) Holdco Pte. Ltd.			
BlackRock HK Holdco Limited			

Page 5 | 11

BaFin Bundesanstalt für Finanzdienstleistungsaufsicht

BlackRock Lux Finco S. a r.l.			
BlackRock Japan Holdings GK			
BlackRock Japan Co., Ltd.			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock Advisors (UK) Limited			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			

Page 6 | 11

BaFin Bundesanstalt für Finanzdienstleistungsaufsicht

BlackRock Group Limited			
BlackRock Luxembourg Holdco S.a.r.l.			
BlackRock (Luxembourg) S.A.			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock International Limited			
BlackRock Life Limited			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			

Page 7 | 11

BaFin Bundesanstalt für Finanzdienstleistungsaufsicht

BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock Investment Management (UK) Limited			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Luxembourg Holdco S.a.r.l.			
BlackRock Investment Management Ireland Holdings Limited			
BlackRock Asset Management Ireland Limited			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			

Page 8 | 11

BaFin Bundesanstalt für Finanzdienstleistungsaufsicht

BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Luxembourg Holdco S.a.r.l.			
BlackRock UK Holdco Limited			
BlackRock Asset Management Schweiz AG			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock Investment Management (UK) Limited			
BlackRock Fund Managers Limited			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			

Page 9 | 11

BaFin Bundesanstalt für Finanzdienstleistungsaufsicht

BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock (Netherlands) B.V.			
BlackRock Asset Management Deutschland AG			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock (Netherlands) B.V.			
BlackRock Asset Management Deutschland AG			
iShares (DE) I Investmentaktiengesellschaft mit Teilgesellschaftsvermögen			
-			

Page 10 | 11

Page 11 | 11 9. In case of proxy voting according to Sec. 34 (3) WpHG (only in case of attribution of voting rights pursuant to Sec. 34 (1) sent. 1 no. 6 WpHG) Date of general meeting Total positions (6.) after general meeting % of voting rights attached to shares % of voting rights through instruments Total of both 10. Other useful information Date, Signature 11/05/2023 Jana Blumenstein